Exhibit 99.1

ANNUAL MEETING OF SHAREHOLDERS

OF STANTEC INC.

THURSDAY, MAY 14, 2015 – 10:30 A.M. MOUNTAIN TIME

EDMONTON, ALBERTA

VOTING RESULTS:

In accordance with section 11.3 of National Instrument 51-102 – Continuous Disclosure Obligations, the following sets out matters voted on at the Annual Meeting of Shareholders of Stantec Inc. (“Stantec”) held on May 14, 2015. Full details of the matters for shareholder action can be viewed by accessing the Management Proxy Circular for the meeting (http://www.stantec.com or http://www.sedar.com).

The Directors of Stantec recommended that Shareholders vote FOR matters 1, 2, and 3 below:

1.	Election of Directors

Each of the 9 nominees listed in the Management Proxy Circular was elected as a Director of Stantec.

Nominee	Votes For	% For	Votes Withheld	% Withheld
Douglas K. Ammerman	58,807,332	92.08	5,058,793	7.92
David L. Emerson, PC	63,545,865	99.50	320,260	0.50
Delores M. Etter	59,793,785	93.62	4,072,340	6.38
Anthony P. Franceschini	62,709,367	98.19	1,156,758	1.81
Robert J. Gomes	63,307,878	99.13	557,797	0.87
Susan E. Hartman	57,277,167	89.68	6,588,958	10.32
Aram H. Keith	61,417,885	96.17	2,448,240	3.83
Donald J. Lowry	59,390,216	92.99	4,475,909	7.01
Ivor M. Ruste	63,079,622	98.77	786,503	1.23

2.	Appointment of Auditors

Ernst & Young, Chartered Accountants were reappointed as auditors of Stantec until the close of the next annual general shareholders’ meeting and the Directors were authorized to fix the remuneration of the auditors.

Votes For	% For	Votes Withheld	% Withheld
63,382,394	97.23	1,808,406	2.77

3.	Non-binding Advisory Vote on Executive Compensation

On an advisory basis the Shareholders accepted the approach to executive compensation disclosed in the Management Information Circular delivered in advance of the 2015 annual meeting of shareholders.

Votes For	% For	Votes Against	% Against
56,239,982	88.06	7,626,143	11.94